SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.125 par value

(Title of Class of Securities)

883203101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 457-2555

Attention: Terrence O’Donnell

Executive Vice President, General Counsel and Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
fax: (202) 530-9569

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$7,818,205	$557.44

(1)   Estimated solely for purposes of calculating the amount of the filing fee.  The calculation assumes that all options to purchase the Issuer’s common stock that as of June 25, 2010 may be eligible for exchange will be exchanged for new options and cancelled pursuant to this offer.  These options have a value of $7,818,205 as of June 25, 2010, calculated using the Black-Scholes option pricing model.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $557.44	Form or Registration No.: 005-17699
Filing Party: Textron Inc.	Date Filed: July 1, 2010.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2010, as previously amended by Amendment No. 1 to the Schedule TO filed with the SEC on July 13, 2010, Amendment No. 2 to the Schedule TO filed with the SEC on July 28, 2010 and Amendment No. 3 to the Schedule TO filed with the SEC on July 29, 2010, relating to an offer by Textron Inc. (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common stock (“Eligible Options”) for new options (“New Options”) (the “Offer”).

This Amendment No. 4 is filed to report the results of the Offer by amending only the item to the Schedule TO included below, and unaffected items and exhibits are not included herein.  Except as specifically provided in this Amendment No. 4, the information contained in the Schedule TO remains unchanged.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 11:59 p.m. (Eastern Time) on Friday, July 30, 2010. Pursuant to the Offer, 2,612,419 Eligible Options were tendered and accepted by the Company, representing approximately 91% of the total number of Eligible Options.  Subject to the terms and conditions of the Offer to Exchange, on Sunday, August 1, 2010, the Company granted the New Options, consisting of an aggregate of 1,000,775 new stock options, in exchange for the Eligible Options surrendered in the Offer. The exercise price of the New Options is $20.76, which was the closing price of the Company’s common stock on Friday, July 30, 2010 (the first trading day preceding the grant date for the New Options), as reported on the New York Stock Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textron Inc.

By:	/s/ Terrence O’Donnell
Terrence O’Donnell
Executive Vice President, General Counsel and
Corporate Secretary

Date:  August 3, 2010